UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

 3Q20 Results Conference Call

 Disclaimer and Forward-Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.

Strong Loma Negra adjusted EBITDA growth and margin expansion in 3Q20

- **Solid results in 3Q20** driven by our core business
- **As reported results**
  - **Net revenues** - 4.5%YoY to Ps.10.8 billion (US$143 million)
  - **Adjusted EBITDA** 11.66%YoY to Ps.3.4 billion (US$48 million)
  - **Net profit** of Ps.6,449 billion (US$113 million)
- **Consolidated Adjusted EBITDA margin expansion of** 454 bps to 31.5%, in the back of structural adequacy efforts coupled with improvements in input costs and revenues
- **Sale of stake in Paraguay for US$107 million (9x LTM EBITDA)**
- **Proceeds from divestment further strengthen our Balance sheet. Net Debt to LTM Adj. EBITDA** ratio reached 0.12x
- **L´Amalí Expansion project on track. Start-up expected for beginning 2021**



Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, without the application of IAS29, and the average exchange rate for each reporting period. Adjusted EBITDA does not include income from discontinued operation, net Impairment loss of property, plant and equipment, and share of loss of associates.

3

 Clearer recovery pathway for the industry, yet economic turn around still uncertain  Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM) Survey as of September 2020Source INDEC: ISAC (Indicador Sintético de la Actividad) . Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales    GDP Growth1 (YoY Growth, %)    Construction Activity2 (YoY Growth, %)    Monthly Industry Cement Sales3 (YoY Growth, %)  Industry Cement Sales by Type3 (%)        4

     Cement revenues up 5.3%, while consolidated revenues drop 4.5% impacted by other segments  Revenue Performance:Cement, masonry & lime: up 5.3% YoY. Volumes growth of 2.9%, explained by robust rebound in Bag, couple with favorable pricing Concrete: dropped by 75.5% YoY with Volumes down 70.2%. Large private or public infrastructure works virtually non-existent Railroad: down 29.8% YoY. Softer volumes of Frac-sand and building materials further impacted by weaker pricesAggregates: dropped by 24.4% YoY. Volumes down 25.2%, severely impacted by a standstill in public and private larger works  Sales Volumes        3Q20  3Q19  % Chg.            Cement, masonry & lime  MM Tn  1.53  1.49  2.9%  Concrete  MM m3  0.06  0.19  -70.2%  Railroad  MM Tn  1.06  1.13  -5.8%  Aggregates  MM Tn  0.19  0.26  -25.2%  Revenues (AR$ million)  3Q20  3Q19  % Chg.        10,054  9,546  5.3%  348  1,419  -75.5%  790  1,125  -29.8%  131  173  -24.4%  Total Net Revenues1   10,054  11,260  -4.5%  5  Sales volumes include inter-segment sales and Other segments

Gross Profit up 3.9% with 225 bps margin expansion

- **Consolidated gross profit up** 3.9 YoY, with gross margin expanding 225 bps to 28.0% as Bag segment continues to recover with production costs under control
- Cement gross margin expanded, profiting from favorable input costs and leaner fixed cost structure
- **SG&A increased** 4.6% YoY, increasing 67 bps as a percentage of Sales explained by higher bagged cement sales

Gross Profit & Margin

AR$ Million


Gross Margin
25.7%
28.0%
3.9%
2,898
3,010
3Q19
3Q20

Selling, General & Administrative

AR$ Million


As a % of Sales
7.0%
7.7%
4.6%
791
828
3Q19
3Q20

6

(1) Excluding non-recurrent expenditures from structure adequacy in administrative and commercial processes.

Adjusted EBITDA up 11.6% YoY, margin expanding 454 bps

- **Consolidated Adjusted EBITDA up 11.6% YoY in 3Q20** in the back of Bagged cement recovery
- **Consolidated Adjusted EBITDA Margin expanded** 454 bps to 31.5% explained by expansion in Cement margins

- **By segments:**
  - **Cement, masonry cement and lime segment** Adjusted EBITDA margin expanded 472 bps to 34.3%, mainly due to improved energy inputs and lighter fixed cost structure, further supported by increase in revenues
  - **Railroad** Adjusted EBITDA margin deteriorated to 6.3%, impacted by lower volumes and pricing mix, and costs declining less than proportional
  - **Concrete and Aggregates** heavily impacted by low down level of construction works execution, Adjusted EBITDA margin at -16.6% and -31.9%, respectively

Adjusted EBITDA & Margin



AR$ Million
Adjusted EBITDA Margin
27.0%
31.5%
11.6%
3,037
3,389
3Q19
3Q20

US$ million	44	48

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, without the application of IAS29, and the average exchange rate for each reporting period.

Adjusted EBITDA does not include income from discontinued operation, net Impairment loss of property, plant and equipment, and share of loss of associates.

7

Net profit boosted by sale of Paraguay operations

- **Net Profit breakdown:**
  - **Adjusted EBITDA increased 11.6%** YoY
  - **Total finance gain net** of Ps.2,001 million in 3Q20 compared to a loss of Ps.2,046 million in 3Q19
    - **Foreign exchange gain** of Ps.2,054 million in 3Q20, compared to Ps.2,064 million loss in 3Q19
    - **Net Financial expense**, declined by Ps.199 million due to lower total Financial Debt
    - **Gain on net monetary** position was Ps.270 million lower in 3Q20 compared to 3Q19
  - **Net impairment loss on Railway and Aggregate property, plant and equipment and share of loss of Railway** for Ps.1,213 million
  - **Net Profit from continuing operations** resulted in Ps. 2,245 million
  - **Income from discontinued operations in Paraguay** was Ps. 4,204 million
  - **Net Profit** of Ps.6,449 million compared to Ps.83 million in 3Q19

Finance Costs, net



AR$ Million
2,001
-2,046
3Q19
3Q20

Net Profit



AR$ Million
Continuing Operations
Discontinued operations
6,367
6,449
4,204
2,245
83
3Q19
3Q20

	3Q19	3Q20
US$ million	(9)	113

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, without the application of IAS29, and the average exchange rate for each reporting period.

Adjusted EBITDA does not include income from discontinued operation, net Impairment loss of property, plant and equipment, and share of loss of associates.

8

Strong Balance Sheet and adequate debt profile

- **The divestment in Paraguay** further strengthened our **liquidity and Balance Sheet**
- **Cash position of** Ps.4.7 billion (US$ 61 million) and manageable short-term debt maturities of Ps.3.9 billion as of September '20
- **Operating cash flow of Ps.3.4 billion**, benefiting from higher Adjusted EBITDA by from continuing operations and partially compensated by higher working capital requirements
- **Capital expenditures** of Ps.1.6 billion in 3Q20 (approximately 69% dedicated L'Amalí second line)
- **Repayment of borrowings** of Ps. 8.9 billion with **Net Debt reducing** to Ps.1.45 billion (US$ 19 million) as of September ´20
- **Net Debt/ LTM Adj. EBITDA ratio** of 0.12x in 3Q20, down from 1.17x in 2Q20
- In October 2020, **extraordinary dividend** distribution of Ps. 2.4 billion (US$ 31 million)

Debt by Currency



Eur
16%
US$
84%

Cash Flow Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	3Q20	3Q19
Net cash generated by operating activities	3,426	4,457
Net cash used in investing activities	5,906	(4,258)
Net cash (used in) generated by financing activities	(9,994)	101
Cash and cash equivalents at the end of the period	**4,651**	**1,157**

Debt Maturity schedule



US$ Million
Extraordinary Dividend (October 2020)
EUR
USD
61
13
20
32
14
Cash Position
4Q20
1H21
2H21
1H22

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, without the application of IAS29, and the average exchange rate for each reporting period.

Adjusted EBITDA does not include income from discontinued operation, net Impairment loss of property, plant and equipment, and share of loss of associates.

9

Looking forward  Resiliency under challenging times, deliver of margin and EBITDA growth in our core business, supported by our strong commercial and operational performanceClearer recovery pathway for the industry driven almost exclusively by household and retail demand, with monthly record high volumes for bagged cement. Although more economic sectors in the country are reopening for business, full economic turn around still uncertain Seamlessly executed the sale of our Paraguayan operation generating excellent shareholder returnL´Amalí project on track. Key strategic piece expected to inaugurate at the beginning of 2021  10

   Questions & Answers

 Exhibit: Summary Financial Statements

 Adjusted EBITDA Reconciliation & Margin  13

 Balance Sheet    14

 Income Statement  15

 Statement of Cash Flows  16

 IR Contact  Marcos I. GradinChief Financial Officer and Investor RelationsGaston PinnelInvestor Relations Manager+54-11-4319-3050investorrelations@lomanegra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 12, 2020	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer